Exhibit 99.1

Yingli Green Energy Announces Results of 2011 Annual General Meeting

BAODING, China, November 19, 2012—Yingli Green Energy Holding Company Limited (NYSE: YGE) (“Yingli Green Energy” or the “Company”), a leading solar energy company and one of the world’s largest vertically integrated photovoltaic manufacturers, which markets its products under the brand “Yingli Solar”, announced that all shareholder resolutions proposed at the Company’s 2011 annual general meeting held today were duly passed.

The shareholders passed the following resolutions by the Company:

1.           Adoption of the Company’s audited consolidated financial statements for the fiscal year ended December 31, 2011;

2.           Re-election of Mr. Xiangdong Wang and Mr. Zheng Xue as directors of the Company; and

3.           Ratification and appointment of KPMG as the Company’s independent auditor.

About Yingli Green Energy

Yingli Green Energy Holding Company Limited (NYSE: YGE), which markets its products under the brand “Yingli Solar”, is a leading solar energy company and one of the world’s largest vertically integrated photovoltaic manufacturers. Yingli Green Energy’s manufacturing covers the entire photovoltaic value chain, from the production of polysilicon through ingot casting and wafering, to solar cell production and module assembly. In August 2012, Yingli Green Energy reached a balanced vertically integrated production capacity of 2,450 MW per year at its production facilities located in Baoding, Haikou, Tianjin and Hengshui, respectively. Yingli Green Energy distributes its photovoltaic modules to a wide range of markets, including Germany, Spain, Italy, Greece, France, South Korea, China, Japan and the United States. Headquartered in Baoding, China, Yingli Green Energy has more than 20 subsidiaries and branch offices worldwide. Yingli Green Energy is publicly listed on the New York Stock Exchange (NYSE: YGE). For more information, please visit www.yinglisolar.com.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond Yingli Green Energy’s control, which may cause Yingli Green Energy’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in Yingli Green Energy’s filings with the U.S. Securities and Exchange Commission. Yingli Green Energy does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For further information, please contact:

In China:

Qing Miao

Director of Investor Relations

Yingli Green Energy Holding Company Limited

Tel: +86-312-8929787

Email: ir@yinglisolar.com